Richard Pearson, Esq.
                                            Travelers Distribution LLC
                                            P. O. Box 990026
                                            Hartford, CT  06199-0026




                                            July 6, 2005




U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attention: IM Filing Desk


RE:    THE TRAVELERS INSURANCE COMPANY (THE "COMPANY")
       AMENDMENT PURSUANT TO RULE 485(A) TO REGISTRATION STATEMENT ON FORM N-4 (THE "REGISTRATION STATEMENT")
       FILE NO. 333-60227; 811-08909


Members of the Commission:

         Pursuant to Rule 461 under the Securities Act of 1933, Travelers Distribution LLC, as principal underwriter for the contracts described in the above Registration Statement, hereby respectfully request the acceleration of the effective date of this Amendment pursuant to Rule 485(a) under the Securities Act of 1933 to July 6, 2005, or as soon thereafter as possible.

         You may direct any questions regarding this filing to Mary K. Johnson at (860) 308-1292.


                                            Sincerely,

                                            /s/Richard Pearson

                                                 DANIEL D. JORDAN
                                                 VICE PRESIDENT AND
                                                 ASSISTANT SECRETARY
                                                 THE TRAVELERS INSURANCE COMPANY


July 6, 2005


Securities and Exchange Commission
450 Fifth Street, NW.
Washington, D.C. 20549
Attention:  Filing Desk

RE: The Travelers Separate Account Seven for Variable Annuities
    File No. 33-60227; 811-08909
    Amendment filed under Rule 485(a) of the Securities Act of 1933 to Registration Statement on Form N-4

Dear Members of the Commission:

On June 16, 2005, we submitted for filing an amendment under Rule 485(a) of the Securities Act of 1933 to the registration statement on Form N-4, File Numbers 33-60227; 811-08909 (the "Registration"). The purpose of this amendment is to add a new prospectus to the Registration.

On behalf of the registrant, I respectfully request acceleration of the effective date to July 6, 2005, or as soon thereafter as possible. An acceleration request on behalf of the principal underwriter is attached.

You may direct any questions regarding this filing to Mary K. Johnson at (860) 308-1292.

Sincerely,

/s/ Daniel D. Jordan

                                                                DANIEL D. JORDAN
                                                              VICE PRESIDENT AND
                                                             ASSISTANT SECRETARY
                                                 THE TRAVELERS INSURANCE COMPANY


July 6, 2005


Securities and Exchange Commission
450 Fifth Street, NW.
Washington, D.C. 20549
Attention:  Filing Desk

RE:    THE TRAVELERS INSURANCE COMPANY (THE "COMPANY")
       AMENDMENT PURSUANT TO RULE 485(A) TO REGISTRATION STATEMENT ON FORM N-4 (THE "REGISTRATION STATEMENT")
       FILE NO. 333-60227; 811-08909

Members of the Commission:

The Company filed the above captioned Registration Statement on Form N-4 as a post-effective amendment under the Securities Act of 1933. The staff of the Securities and Exchange Commission (the "Commission") has requested that the Company provide this letter as a condition of its decision to accelerate the effective date of the Registration Statement. The Commission staff has requested that the Company acknowledge and agree, and Company does acknowledge and agree that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Company will not assert this action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Thank you for your attention to this matter.

Very truly yours,

/s/ Daniel D. Jordan